SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolution of Merger with KT Freetel Co., Ltd.

On January 20, 2009, the board of directors of KT Corporation passed a resolution to approve the merger agreement between KT Corp. (“KT”) and KT Freetel Co., Ltd. (“KTF”) as follows:

1. Description of merger		KT Freetel (“target”) will be merging with and into KT Corporation (“acquirer”)

2. Purpose of Merger

The merger will :

-   actively address the fixed-mobile convergence environment

-   enable KT to grow as a global competitive company by increasing management efficiency and maximizing merger synergy effects

3. Merger ratio		Merger ratio: KT: KTF = 1:0.7192335 (common shares)

4. Basis for calculation

a. In connection with the merger of KT with KTF, as both companies are listed in the securities market, the merger ratio was calculated pursuant to Korea Securities and Exchange Act Article 84-7.1.1 of Enforcement Decree of the Korean Securities and Exchange Act and Article 36-12.1 of Enforcement Regulation of the Korean Securities.

b. KTF common stockholders that are registered in the transfer books as of the merger date (May 18, 2009) will receive 0.7192335 shares of KT (face value KRW5,000) for every one share of KTF (face value KRW5,000).

c. Cash will be given instead of fractional shares resulting from the allocation of shares, to the entitled shareholders, which amount is calculated based on the closing price of the first trading date in the securities market of Korea of the merged company (“KT”).

5. Class and number of shares to be distributed at the time of merger (share)		7,584,793 common shares

6. Details of Target Company	Name of Company	KT Freetel Co., Ltd.

	Main business	Telecommunication

	Relationship with Acquirer	Affiliated company

	Recent financial status (million won)	Total Assets	7,892,620	Total Capital Stock	1,044,181
		Total Liabilities	3,614,862	Revenue	6,395,979
		Total Equity	4,277,759	Net Income	62,672

7. Details of new company	Name of Company	-
	Total Capital Stock	-
	Main business	-
	Relisting	-

8. Merger schedule	Tentative date for EGM	March 27, 2009
	Period of old stock submission	-
	Period of creditors’ formal objection	March 30, 2009 through April 30, 2009
	Date of merger	May 18, 2009
	Merger registration date	May 19, 2009

9. Appraisal rights

a. Pursuant to Article 522-3 of the Korean Commercial Code, Article 191 and Article 84-9.2 of the Korean Securities and Exchange Act

b. Appraisal rights can be exercised by shareholders who provide a written objection to the merger prior to the extraordinary general meeting, the appraisal price is KRW38,535 per share

c. Appraisal rights exercise period :

March 27, 2009 through April 16, 2009

10. Date of resolution by Board of Directors		January 20, 2009 - attendance of outside directors : 5 of 5 - attendance of audit committee members : present

11. Other matters to be considered in investment decisions

a. The above “5. Class and number of shares to be distributed at the time of merger (share)” is subject to change during the merger process.

b. The merger agreement may be terminated if either the aggregate purchase price to be paid by KT to its shareholders who exercise appraisal rights exceeds 1 trillion Won , or the aggregate purchase price to be paid by KTF to its shareholders who exercise appraisal rights exceeds 700 billion Won

c. As of the date of the merger agreement “6. Details of Target Company – Key financial information” is as of September 30, 2008

d. The record date to object to the merger is February 5, 2009

e. Period of closing of books of transfer : February 6, 2009 through February 17, 2009

f. Date for listing of new shares: June 9, 2009

g. The above “8. Merger schedule” is subject to change during the merger process

Issuing Exchangeable Bonds

On January 20, 2009, the board of directors of KT Corporation resolved to issue exchangeable bonds to NTT Docomo, INC. as a result of the merger agreement between KT Corporation and KT Freetel Co., Ltd.

1. Type of exchangeable bonds	Series no.	Type	registered foreign private exchangeable bond

2. Total face value issuing amount(KRW)	344,409,633,900

2-1 (foreign issuance)	Total amount(currency)	253,261,000 USD
Exchange rate	1359.90
Place of issue	Japan
Name of foreign market	—

3. Purpose of fund raising	Investments in property, plant and equipment(KRW)	—
Operating funds(KRW)	—
Share purchase of other companies (KRW)	—
Others(KRW)	344,409,633,900

4. Interest rate	Coupon rate	—
Yield to maturity	2.024%

5. Maturity date	May 13, 2014

6. Interest payment method	Payable twice a year in arrear(every six months)

7. Method of principal payment	Lump-sum payment on maturity date

8. Method of issuance	Private

9. Conditions of exchange	Exchange rate (%)	100
Exchange price per share (KRW/Share)	40,743
Shares to be exchanged	KT common stocks or KT ADRs
Period of exercise	May 19, 2009 through May 13, 2014

10. Subscription application date	January 20, 2009

11. Payment date	May 14, 2009

12. Underwriter	JP Morgan

13. Guarantor

14. Resolution date of board of directors	January 20, 2009 - attendance of directors : 5 of 5 - attendance of audit committee members : present

15. Filing of registration statement	exempt (private)

16. Details of relation to overseas issued stock lending	None

17. Applicability of Fair Trade Act	None

18. Other matters to be considered in investment decisions:

a. The coupon rate of the above mentioned bond (“4. Interest rate”) is as follows:

- 1st and 2nd year : 3%, 3rd year : 2%, 4th and 5th year : 1%

b. Matters related to adjustment of exchange price

1) Dividend, share split, share merge

- adjusted price = exchange price x (original number of shares/new number of shares)

2) Issuance of shares or equity-linked financial instruments to the original shareholders through a method other than the above mentioned below 90% of the arithmetic average(A) of the closing prices of the common stock during a ten business day period

- adjusted price = exchange price x (original no. of shares + presumed additional shares or equity-linked financial instruments issued at price (A))/(original no. of shares + additional shares to be issued through issuance of new shares or equity-linked stocks)

3) i)Issuance of shares to original shareholders through a method other than 1) and 2) not mentioned above at a price lower than 90% of the market price, ii)offering of assets or rights to claim stocks of equivalent value or assets

- adjusted price = exchange price x ((A)-(value per share of offered shares or assets – cash amount received))/(A)

4) Issuance of shares or equity-linked financial instruments to non-shareholders at lower than 90% of (A)

- adjusted price = exchange price x (original no. of shares + presumed additional shares or equity-linked financial instruments issued at price (A))/((original no. of shares + additional shares issued in accordance with (A))

c. The approval at the respective extraordinary general meeting and governmental approvals are a prerequisite for the above bonds to be issued which are a result of the merger between KT and KTF; the bond is expected to be issued two business days prior to the end of the period for old stock submission.

d. “5. Maturity date”, “9. Conditions of exchange”, “10. Subscription application date” and “11. Payment date” of the above mentioned is subject to change during the merger process.

e. Part of the KTF shares owned by NTT Docomo, Inc will be offered to KT in exchange for the issued bond amount, thus there will be no cash transaction.

f. The contract of the issued bond prohibits residents under the Korean Foreign Exchange Act from purchasing the mentioned bond for a year after the issuing date of the bond.

g. After three years from the issuing date, as soon as the i) share price exceeds 130% of the exchange price at that moment for more than thirty days and ii) the difference between the foreign shareholdings limit and the foreign shareholding percentage is greater than 0.5%, the issuer can make early payments of the exchangeable bonds up to the foreign shareholdings limit provided that it makes a thirty day advanced notice.

h. If the local laws are amended resulting in additional tax burden, the issuer can make early payment on the exchangeable bonds provided that it makes a prior notice of thirty to sixty days.

i. After three years from the issuing date the possessor of the bond can request for early payment on the exchangeable bonds provided that he/she provides 75 day advanced notice.

[Details of bond issuance]

Recipient	Relation to company(“KT”) or largest shareholder	Total face value issuing amount(KRW)
NTT DOCOMO,INC	Shareholder of KTF	344,409,633,900

Closing of Transfer Books (Record Date for Voting Rights)

We hereby announce the closing of transfer books with the purpose of holding an Extraordinary General Shareholders’ Meeting for the approval of the merger between KT and KTF.

•	Closing Period : February 6, 2009 ~ February 17, 2009

•	Reason : Determine shareholders entitled to exercise voting rights at the EGM

•	Record Date : February 5, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 20, 2009
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director